Exhibit 99.1

BAIJIAYUN GROUP LTD

24F, A1 South Building, No. 32 Fengzhan Road

Yuhuatai District, Nanjing

People’s Republic of China

April 10, 2025

Dear Shareholders:

You are cordially invited to attend the 2025 Annual General Meeting of Shareholders (the “2025 Annual General Meeting”) of Baijiayun Group Ltd to be held at 24F, A1 South Building, No. 32 Fengzhan Road, Yuhuatai District, Nanjing, China on April 25, 2025 at 10:00 a.m. (Beijing Time). The matters to be acted upon at the 2025 Annual General Meeting are set forth and described in the notice of the 2025 Annual General Meeting of shareholders and proxy statement, which are attached hereto. We request that you read all of them carefully.

We hope that you will attend the 2025 Annual General Meeting. Whether or not you expect to attend the 2025 Annual General Meeting in person, we urge you to sign, date and return the enclosed Proxy Card in the enclosed postage prepaid envelope (if mailed in the United States) as promptly as possible in accordance with the instructions printed on it, not less than 48 hours before the time appointed for holding the 2025 Annual General Meeting or adjourned 2025 Annual General Meeting in accordance with the fourth amended and restated memorandum of association and third amended and restated articles of association. You may, of course, attend the 2025 Annual General Meeting and vote in person even if you have signed and returned your Proxy Card to us.

Sincerely,

/s/ Yi Ma
Yi Ma
Chairman of the Board of Directors of the Company

IT IS IMPORTANT THAT YOU VOTE, SIGN AND RETURN

THE ACCOMPANYING PROXY CARD AS SOON AS POSSIBLE

BAIJIAYUN GROUP LTD

24F, A1 South Building, No. 32 Fengzhan Road

Yuhuatai District, Nanjing

People’s Republic of China

NOTICE OF 2025 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON APRIL 25, 2025

To the Shareholders of Baijiayun Group Ltd:

NOTICE IS HEREBY GIVEN that the 2025 Annual General Meeting of Shareholders (the “2025 Annual General Meeting”) of Baijiayun Group Ltd (“Baijiayun” or the “Company”) will be held at 24F, A1 South Building, No. 32 Fengzhan Road, Yuhuatai District, Nanjing, China on April 25, 2025 at 10:00 a.m. (Beijing Time), to consider and act upon the following matters:

1.	as an ordinary resolution, to elect each of Mr. Yi Ma, Ms. Qiong Ni, Mr. Mingjun Cai, Ms. Beiwen Zhu and Ms. Xin Zhang as a director of the Company in accordance with the fourth amended and restated memorandum of association and third amended and restated articles of association (the “M&AA”) of the Company;

2.	as an ordinary resolution, to approve and ratify the appointment of Enrome LLP (“Enrome”) as the independent registered public accounting firm for the Company for the fiscal year ended June 30, 2024 and to authorize the board of directors (the “Board”) of the Company to fix its remuneration;

3.	as an ordinary resolution, to: (A) to approve a share consolidation of the issued and unissued Class A ordinary shares of the Company of a nominal or par value US$0.0001 each (the “Class A Ordinary Shares”) and the issued and unissued Class B ordinary shares of the Company of a nominal or par value US$0.0001 each (the “Class B Ordinary Shares”, and together with the Class A Ordinary Shares, the “Ordinary Shares”) at a ratio of not less than one (1) for five (5) and not more than one (1) for five hundred (500) (the “Range”), with the exact ratio to be set at a whole number within the Range and the exact date to be determined by the Board in its sole discretion within one year after the date of passing of these resolutions (the “Share Consolidation”), and (B) in respect of any and all fractional entitlements to the issued consolidated shares resulting from the Share Consolidation, if so determined by the Board in its sole discretion, the directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued Ordinary Shares to be issued to shareholders of the Company to round up any fractions of Ordinary Shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation, and to authorize the Board to do all other acts and things as the Board considers necessary or desirable for the purposes of the transactions contemplated by or giving effect to and implementing the Share Consolidation, including determining the exact ratio within the Range and the exact date of the Share Consolidation and instructing the registered office provider or transfer agent of the Company to complete the necessary corporate record(s) and filing(s) to reflect the Share Consolidation; and

4.	to transact such other business which may properly come before the 2025 Annual General Meeting or any adjournment thereof.

Information regarding the matters to be acted upon at the 2025 Annual General Meeting is contained in the accompanying proxy statement. This proxy statement is furnished in connection with the solicitation of proxies by the Board.

The close of business on April 9, 2025 has been fixed as the record date for the determination of shareholders entitled to receive the notice of and vote at the 2025 Annual General Meeting or any adjournments thereof (the “Record Date”).

All shareholders registered on the register of members of the Company on the Record Date are cordially invited to attend the 2025 Annual General Meeting. Whether or not you expect to attend, you are respectfully requested by the Board to sign, date and return the enclosed proxy promptly. Shareholders who execute proxies retain the right to revoke them at any time prior to the voting thereof. A return envelope which requires no postage if mailed within the United States is enclosed for your convenience.

The notice of the 2025 Annual General Meeting, proxy statement, and form of proxy will first be mailed to shareholders on or about April 10, 2025.

By Order of the Board of Directors,

/s/ Yi Ma
Yi Ma
Chairman of the Board

April 10, 2025

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF THE COMPANY TO BE HELD ON APRIL 25, 2025.

BAIJIAYUN GROUP LTD

24F, A1 South Building, No. 32 Fengzhan Road

Yuhuatai District, Nanjing

People’s Republic of China

Proxy Statement

The board of directors (the “Board”) of Baijiayun Group Ltd, a Cayman Islands exempted company (the “Company,” or “we”), is furnishing this Proxy Statement and the accompanying proxy card to you to solicit your proxy for an annual general meeting of shareholders of the Company (the “Meeting”). The Meeting will be held on April 25, 2025 at 10:00 a.m. (Beijing Time), at 24F, A1 South Building, No. 32 Fengzhan Road, Yuhuatai District, Nanjing, China.

QUESTIONS AND ANSWERS ABOUT THE MEETING

What is this proxy statement?

You have received this proxy statement because our Board is soliciting your proxy to vote your shares at the Meeting. This proxy statement includes information that is designed to assist you in voting your shares.

What is the purpose of the Meeting?

At the Meeting, our shareholders will act upon the matters described in this proxy statement.

These matters consist of (1) the election of Directors, (2) the approval of the appointment of Enrome, (3) the approval of the Share Consolidation, and (4) the approval of the adjournment of the Meeting, if necessary.

What are the Board’s recommendations?

Our Board recommends that you vote:

●	“FOR” the election of the nominated directors;

●	“FOR” the appointment of Enrome;

●	“FOR” the Share Consolidation; and

●	“FOR” the adjournment of the Meeting, if necessary.

Who is entitled to attend and vote at the Meeting?

Only shareholders of record at the close of business on April 9, 2025, which we refer to as the Record Date, are entitled to receive notice of, and to attend and vote at, the Meeting. As of the Record Date, there were 23,402,838 Class A Ordinary Shares and 5,957,691 Class B Ordinary Shares issued and outstanding. Each holder of the Class A Ordinary Shares shall be entitled to one (1) vote in respect of each Class A Ordinary Share held by such holder on the Record Date and each holder of the Class B Ordinary Shares shall be entitled to fifteen (15) votes in respect of each Class B Ordinary Share held by such holder on the Record Date.

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

Shareholder of Record. If your shares are registered directly in your name with our transfer agent, Equiniti, you are considered, with respect to those shares, the “shareholder of record.” This proxy statement has been sent directly to you by us.

Beneficial Owner. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial owner” of shares held in street name. This proxy statement has been forwarded to you by your broker, bank or nominee who is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct your broker, bank or nominee how to vote your shares by using the voting instructions included with your proxy materials.

What constitutes a quorum?

According to the Company’s M&AA, the quorum of the 2025 Annual Meeting of Shareholders is duly constituted if there are two shareholders entitled to vote and present in person, through their authorized representative or by proxy, holding in aggregate at least one-third of the issued voting share capital of the Company entitled to vote on resolutions of shareholders to be considered at the meeting.

What is a broker “non-vote” and what is its effect on voting?

If you are a beneficial owner of shares held in street name and do not provide the organization that holds your shares with specific voting instructions, under the rules of various national and regional securities exchanges, the organization that holds your shares may generally vote on routine matters but cannot vote on non-routine matters. If the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter, the organization that holds your shares does not have the authority to vote on the matter with respect to those shares. This is generally referred to as a “broker non-vote.”

How will shares be voted at the Meeting?

In accordance with our M&AA, all resolutions put to the vote of the Meeting shall be decided on a show of hands unless a poll is demanded.

What is required to approve each item?

●	For the first proposal, the affirmative vote of a simple majority of the votes cast by such shareholders, being entitled to do so, who vote in person or by proxy at the Meeting is required to elect each director.

●	For the second proposal, the affirmative vote of a simple majority of the votes cast by such shareholders, being entitled to do so, who vote in person or by proxy at the Meeting, is required.

●	For the third proposal, the affirmative vote of a simple majority of the votes cast by such shareholders, being entitled to do so, who vote in person or by proxy at the Meeting, is required.

●	For the fourth proposal, the affirmative vote of a simple majority of the votes cast by such shareholders, being entitled to do so, who vote in person or by proxy at the Meeting, is required.

Any shares not voted (whether by abstention, broker non-vote or otherwise) in respect to any matter are not considered as votes cast.

How will Ordinary Shares represented by properly executed proxies be voted?

All Ordinary Shares represented by proper proxies will, unless such proxies have previously been revoked, be voted in accordance with the instructions indicated in such proxies. If you do not provide voting instructions, your shares will be voted in accordance with the Board’s recommendations as set forth herein.

Can I change my vote or revoke my proxy?

Any shareholder executing a proxy has the power to revoke such proxy by filing with us a written notice of revocation of your proxy or submitting a properly signed proxy card bearing a later date, which must be received by the company no later than 48 hours before the time appointed for holding the 2025 Annual General Meeting.

What does it mean if I receive more than one set of proxy materials?

If your shares are registered under different names or are in more than one account, you may receive more than one set of proxy materials. To ensure that all your shares are voted, please complete, sign and date the multiple proxy cards relating to your multiple accounts. We encourage you whenever possible to have all accounts registered in the same name and address. You can accomplish this by contacting our transfer agent, Equiniti at 6201 15th Avenue, Brooklyn, NY 11219.

Who paid for this proxy solicitation?

The cost of preparing, printing, assembling and mailing this proxy statement and other material furnished to shareholders in connection with the solicitation of proxies is borne by the company.

How do I learn the results of the 2025 Annual Meeting?

The results will be published in a Report on Form 6-K filed with the U.S. Securities and Exchange Commission (“SEC”).

How are proxies solicited?

In addition to the mail solicitation of proxies, our officers, directors, employees and agents may solicit proxies by written communication, telephone or personal call. These persons will receive no special compensation for any solicitation activities.

PROPOSAL 1

AS AN ORDINARY RESOLUTION, TO APPROVE THE ELECTION OF DIRECTORS

Under the Company’s M&AA, the Board shall have the power from time to time and at any time to appoint any person as a director to fill a casual vacancy on the Board or as an addition to the existing Board. Any director so appointed by the Board shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election. The Board currently consists of five members: Mr. Yi Ma, Ms. Qiong Ni, Mr. Mingjun Cai, Ms. Beiwen Zhu and Ms. Xin Zhang and the Board has recommended each of them for election at the 2025 Annual General Meeting. There are no other directors required to be elected under the aforesaid article at the 2025 Annual General Meeting.

Upon the election, each of Mr. Yi Ma, Ms. Qiong Ni, Mr. Mingjun Cai, Ms. Beiwen Zhu and Ms. Xin Zhang will serve as a director of the Company until such director’s resignation, disqualification, or removal from office pursuant to the terms of such director’s service agreement with the Company and the M&AA, or until such director’s successor is elected in accordance with the Company’s M&AA.

DIRECTORS

The directors of the Company are currently as follows:

Name	Age
Mr. Yi Ma (1) (2)	46
Ms. Qiong Ni (1)	44
Ms. Xin Zhang (2)	36
Mr. Mingjun Cai (3)	51
Mr. Beiwen Zhu (3)	31

(1)	Member of the Compensation Committee.
(2)	Member of the Corporate Governance and Nominating Committee.
(3)	Member of the Audit Committee.

Information about Directors

Set forth below is certain information with respect our director nominees.

Mr. Yi Ma has served as the chairman of our board of directors and our chief executive officer since January 2024. Mr. Ma served as our president and director since December 2022 and the chief executive officer at BaiJiaYun Group Co., Ltd. since December 2018. From September 2009 to December 2018, Mr. Ma served as the chief technology officer at Beijing Sohu Internet Information Service Co., Ltd. (NYSE: SOHU). He also served as an R&D engineer of Kuliu (Beijing) Information Technology Co., Ltd., responsible for product research and development from July 2007 to August 2009. Prior to that, Mr. Ma served as a senior engineer of Beijing Sohu Internet Information Service Co., Ltd. (NYSE: SOHU) from July 2004 to July 2007, responsible for product design and development. In addition, Mr. Ma served as an engineer of Beijing Ccidnet Information Technology Co., Ltd. from July 2001 to June 2004. Mr. Ma also worked in Beijing No. 131 Middle School as a math teacher from August 1999 to June 2001. He received his bachelor’s degree in material science from China University of Geoscience, an EMBA degree from Tsinghua University and he is a Ph.D. candidate in computer science engineering at Tsinghua University.

Ms. Qiong Ni has served as our director since January 2024. She has also been the general manager of JiaJia Holdings Co., Ltd. since March 2017, where she is mainly responsible for coordinating the investment and holding management and leading the operations and development at the headquarters level. Ms. Ni received her bachelor’s degree in environmental art and design from Donghua University in June 2003.

Ms. Xin Zhang has served as our director since January 2024. She joined the Company in July 2017 and has served as the secretary of the Board since January 2020. She is responsible for organizing and coordinating the Company’s information disclosure, strengthening communications and coordination with the capital markets, and formulating affairs management policies. Before joining Baijiayun, Ms. Zhang worked at the human resources department of Gaotu Techedu Inc. (NYSE: GOTU, formerly known as GSX Techedu Inc.) from September 2014 to May 2017, and served as the assistant to chief technology officer of Baidu Inc. (HKEx: 9888) from July 2011 to August 2014. Ms. Zhang received her bachelor’s degree in network engineering from Dalian Minzu University in June 2011.

Mr. Mingjun Cai has served as our director since March 2025. He has over 20 years of experience in information technology and entrepreneurial management. Mr. Cai has served as the chairman and chief executive officer at Beijing Touken Technology Co., Ltd. since 2018. Prior to that, he was the technology director at CCIDNET.com in 2000 and at Sohu from 2003 to 2011. Mr. Cai was the chief technology officer at Shangruitong Network Technology Co., Ltd. from 2011 to 2013. Mr. Cai was the general manager of Sohu News from 2013 to 2018. Mr. Cai obtained his bachelor’s degree in mechatronics engineering from Beijing Institute of Technology.

Ms. Beiwen Zhu has served as our director since March 2025. She is experienced in corporate financial reporting and management. She has served as the finance director at Junxin Financing Lease (Shanghai) Co., Ltd. since April 2016. Ms. Zhu obtained her bachelor’s degree in labor and social security from Shanghai Lixin University of Accounting and Finance.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF THE ABOVE NOMINEES AS DIRECTORS OF THE COMPANY.

PROPOSAL 2

AS AN ORDINARY RESOLUTION, TO APPROVE AND RATIFY THE APPOINTMENT OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Effective from September 11, 2024, the Company appointed Enrome as the Company’s independent registered public accounting firm for the fiscal year ended June 30, 2024, to replace Shandong Haoxin Certified Public Accountants Co., Ltd. The appointment of Enrome was made after a careful and thorough evaluation process, and was approved by the Board and the Audit Committee.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE PROPOSAL TO APPROVE AND RATIFY THE APPOINTMENT OF ENROME AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE COMPANY FOR THE FISCAL YEAR ENDED JUNE 30, 2024, AND TO AUTHORIZE THE BOARD TO FIX ITS REMUNERATION.

PROPOSAL 3

AS AN ORDINARY RESOLUTION, TO APPROVE THE SHARE CONSOLIDATION

Background

We are proposing to approve (A) the consolidation of the issued and unissued Class A Ordinary Shares and the issued and unissued Class B Ordinary Shares at a ratio of not less than one (1)-for-five (5) and not more than one (1)-for-five hundred (500) (the “Range”), with the exact ratio to be set at a whole number within this Range and the exact date to be determined by the Board in its sole discretion within one year after the date of passing of these resolutions (the “Share Consolidation”), and (B) in respect of any and all fractional entitlements to the issued consolidated shares resulting from the Share Consolidation, if so determined by the Board in its sole discretion, the directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued Ordinary Shares to be issued to shareholders of the Company to round up any fractions of Ordinary Shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation, and to authorize the Board to do all other acts and things as the Board considers necessary or desirable for the purposes of the transactions contemplated or giving effect to and implementing by the Share Consolidation, including determining the exact ratio within the Range and the exact date of the Share Consolidation and instructing the registered office provider or transfer agent of the Company to complete the necessary corporate record(s) and filing(s) to reflect the Share Consolidation.

The Board believes that the adoption of the Share Consolidation is prudent for the Company to remain in compliance with the continued listing requirement of Nasdaq.

Fractional Shares

No fractional shares shall be issued upon the Share Consolidation. Upon approval of this Proposal, the directors will be authorized to round up any fractions of Ordinary Shares for issuing to such shareholders of the Company who are entitled to fractional shares following or as a result of the Share Consolidation.

Effects of the Share Consolidation

Authorized Shares and Unissued Shares

At the time the Share Consolidation is effective, our authorized Ordinary Shares will be consolidated at the ratio between one (1)-for-five (5) and one (1)-for-five hundred (500), accompanied by a corresponding increase in the par value of the Ordinary Shares, with the exact ratio to be set at a whole number within this range, to be determined by the Board.

Issued and Outstanding Shares

The Share Consolidation will also reduce the number of issued and outstanding Ordinary Shares at the ratio between one (1)-for-five (5) and one (1)-for-five hundred (500), accompanied by a corresponding increase in the par value of the Ordinary Shares, with the exact ratio to be set at a whole number within this range, to be determined by the Board.

Each shareholder’s proportionate ownership of the issued and outstanding Ordinary Shares immediately following the effectiveness of the Share Consolidation would remain the same, with the exception of adjustments related to the treatment of fractional shares (see above).

No Dissenters’ Rights

Under Cayman law, our shareholders would not be entitled to dissenters’ rights in connection with the implementation of the Share Consolidation, and we will not independently provide our shareholders with any such rights.

SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE PROPOSAL TO APPROVE THE SHARE CONSOLIDATION.

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements made in the Company’s disclosures to the public. Any such forward-looking statements involve risk and uncertainties that could cause actual results to differ materially from any future results described by the forward-looking statements. Risk factors that could contribute to such differences include those matters more fully disclosed in the Company’s reports filed with the Securities and Exchange Commission. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company’s estimates of its future financial performance as of any date subsequent to the date of this proxy statement. When used herein, the word “estimate,” “project,” “anticipate,” “expect,” “intend,” “believe,” “plan,” and similar expression are intended to identify forward-looking statements.

GENERAL

The Company will bear the cost of preparing, printing, assembling and mailing the proxy, proxy statement and other material which may be sent to shareholders in connection with this solicitation. It is contemplated that brokerage houses will forward the proxy materials to beneficial owners at the Company’s request. In addition to the solicitation of proxies by use of the mails, officers and regular employees of the Company may solicit proxies without additional compensation, by telephone or telegraph. The Company has engaged Equiniti Trust Company to assist in the distribution of proxy solicitation materials and the solicitation of votes. Other than reimbursement of certain out-of-pocket expenses, there is no additional fee for its service to distribute proxy solicitation materials and the solicitation of votes. The Company may reimburse brokers or other persons holding Shares in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

AVAILABILITY OF FORM 20-F

The Company is providing without charge to each person solicited by this proxy statement a copy of its Annual Report on Form 20-F for the fiscal year ended June 30, 2024, but excluding the exhibits to its Annual Report. The Annual Report includes a list of exhibits filed within, and the Company will furnish a copy of any such exhibit to any person who requests it upon the payment of the Company’s reasonable expenses in providing the requested exhibit.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE 2025
ANNUAL GENERAL MEETING TO BE HELD ON APRIL 25, 2025

The proxy statement, annual report to shareholders and related materials are available on the SEC’s website at www.sec.gov.

OTHER MATTERS

The management of the Company does not know of any matters other than those stated in this proxy statement that are to be presented for action at the 2025 Annual General Meeting. If any other matters should properly come before the 2025 Annual General Meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies. Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

WHERE YOU CAN FIND MORE INFORMATION

The Company files and/or furnishes annual reports on Form 20-F and reports of foreign private issuer on Form 6-K, respectively, and other documents with the SEC under the Exchange Act. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov.

By Order of the Board,

/s/ Yi Ma
Yi Ma
Chairman of the Board

April 10, 2025

BAIJIAYUN GROUP LTD

PROXY FOR THE 2025 ANNUAL GENERAL MEETING

TO BE HELD ON April 25, 2025

The undersigned shareholder of Baijiayun Group Ltd, a Cayman Islands exempted company (the “Company”), holding ______________ [Class A /Class B] ordinary shares in the Company, hereby acknowledges receipt of the notice of 2025 annual general meeting of shareholders and proxy statement and hereby appoints Yi Ma as proxy and attorney-in-fact, with full power to each of substitution and revocation, on behalf and in the name of the undersigned, to represent the undersigned at the 2025 Annual General Meeting of Shareholders of the Company to be held at 24F, A1 South Building, No. 32 Fengzhan Road, Yuhuatai District, Nanjing, China on April 25, 2025 at 10:00 a.m. (Beijing Time), or at any adjournment thereof, and to vote, as designated below, all [Class A/Class B] ordinary shares of the Company which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below and hereby revokes any proxy or proxies heretofore given.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” EACH PROPOSAL.

1. As an ordinary resolution, to elect the following individuals to serve as Directors of the Company:

Mr. Yi Ma

☐ FOR	☐ AGAINST	☐ ABSTAIN

Ms. Qiong Ni

☐ FOR	☐ AGAINST	☐ ABSTAIN

Mr. Mingjun Cai

☐ FOR	☐ AGAINST	☐ ABSTAIN

Ms. Beiwen Zhu

☐ FOR	☐ AGAINST	☐ ABSTAIN

Ms. Xin Zhang

☐ FOR	☐ AGAINST	☐ ABSTAIN

A vote FOR the nominee includes discretionary authority to vote for a substitute nominee(s) if any nominee listed becomes unable or unwilling to serve.

2. As an ordinary resolution, to approve and ratify the appointment of Enrome LLP as the Company’s independent registered public accounting firm for the fiscal year ended June 30, 2024 and to authorize the board of directors (the “Board”) of the Company to fix its remuneration.

☐ FOR	☐ AGAINST	☐ ABSTAIN

3. As an ordinary resolution, to approve the Share Consolidation, as described in the accompanying notice of the 2025 Annual General Meeting.

☐ FOR	☐ AGAINST	☐ ABSTAIN

4. To transact any other business as may properly be presented at the 2025 Annual General Meeting or any adjournment or postponement thereof.

☐ FOR	☐ AGAINST	☐ ABSTAIN

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED OR, IF NO DIRECTION IS GIVEN, WILL BE VOTED “FOR” EACH PROPOSAL SPECIFICALLY IDENTIFIED ABOVE.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

I PLAN ON ATTENDING THE ANNUAL GENERAL MEETING	Yes	No

Signature of Shareholder	Date:

NOTE:

a)	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the 2025 Annual General Meeting is entitled to appoint one or more proxies to attend and vote in his/her stead.

b)	Any standing proxy previously deposited by a shareholder with the Company will be voted in favor of the resolutions to be proposed at the 2025 Annual General Meeting unless revoked prior to the 2025 Annual General Meeting or the shareholder attends the 2025 Annual General Meeting in person or executes a specific proxy.

c)	Please sign exactly as your name or names appear on the register of members of the Company on this Proxy.

d)	When shares are held jointly, each holder should sign. If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company’s register of shareholders in respect of the relevant shares.

e)	When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

f)	A shareholder holding more than one share entitled to attend and vote at the 2025 Annual General Meeting need not cast the votes in respect of such shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing any proxy, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.

g)	Two shareholders entitled to vote and present at the 2025 Annual General Meeting in person or by proxy (or, in the case of a corporate shareholder, by its duly authorized representative) representing not less than 33 1/3% of the total outstanding voting shares in the Company shall constitute a quorum at the 2025 Annual General Meeting.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF

BAIJIAYUN GROUP LTD

2025 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON April 25, 2025

The undersigned hereby appoints Yi Ma as proxy and attorney-in-fact, with full power to each of substitution and revocation, on behalf and in the name of the undersigned, to represent and vote for the undersigned in accordance with this proxy, at the 2025 Annual General Meeting of Shareholders of the Company to be held at 24F, A1 South Building, No. 32 Fengzhan Road, Yuhuatai District, Nanjing, China on April 25, 2025 at 10:00 a.m. (Beijing Time), or at any adjournment thereof, with all powers the undersigned would possess if personally present. In his discretion, the Proxy is authorized to vote upon such other business as may properly come before the 2025 Annual General Meeting.

(Continued and to be signed on the reverse side.)